U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                  -----------------------------


                            FORM 10-SB/A4
                  -----------------------------


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
               The Securities Exchange Act of 1934
                   ----------------------------

                      N. T. PROPERTIES ,INC.
                  -----------------------------
          (Name of Small Business Issuer in its charter)


               Nevada                           33-0838073
    ------------------------------            ---------------
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)


               6 Venture
               Suite 207
           Irvine, California                      92618
---------------------------------------          ---------
(Address of principal executive offices)         (Zip code)

Issuer's telephone number: (949) 435-9262
                          ---------------


Securities to be registered pursuant to Section 12(b) of the Act:
                              none

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock
                           ------------
                         (Title of Class)



                   Page One of Forty Four Pages.
              Exhibit Index is Located at Page Forty One.

                       TABLE OF CONTENTS

                                                             Page
                                                             ----
PART I

Item 1.   Description of Business  . . . . . . . . . . . . .    3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .   11

Item 3.   Description of Property. . . . . . . . . . . . . .   18

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   19

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   20

Item 6.   Executive Compensation . . . . . . . . . . . . . .   25

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   26

Item 8.   Description of Securities. . . . . . . . . . . . .   26

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   27

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   29

Item 3.   Changes in and Disagreements with Accountants. . .   30

Item 4.   Recent Sales of Unregistered Securities. . . . . .   30

Item 5.   Indemnification of Directors and Officers. . . . .   31

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   32

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   41

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   43

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     N. T. Properties, Inc.(the "Company"), was incorporated on September 21, 1982 under the laws of the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has undertaken no business operations to date. Other than issuing shares to its original shareholders, the Company has never commenced any operational activities, even though as a corporation it has been in existence for over sixteen years. The Company's lack of implementation of its business plan prior to this filing was due to the focus of prior management on other business activities, and, for many years, a complete disregard of the business plans of the Company. With current management, the Company intends to attempt to fulfill its business plans on behalf of its shareholders. In 1993, Brad Hibbard (now President and Director)and Douglas P. Morrison (now a Director) each acquired their common stock, which resulted in 225 shares (pre-split) of the then existing 500 common shares changing ownership. As the Company has commenced no business operations to date, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation."

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company. A business combination or transaction will likely result in the shareholders of the Company losing a controlling interest in the Company.

     The Company has been in the developmental stage since inception and has had no operations to date. The Company does not have "day-to-day" operations, since the officers and directors of the Company are allocating only a portion of their working time for the benefit of the Company. See "Item 2 - Plan of Operation" and "Item 5 - Directors, Executive Officers, Promoters and Control Persons-Resumes."

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Bryan
A. Gianesin is also a shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     Mr. Gianesin, legal counsel and a shareholder of the Company is also legal counsel for and a minority shareholder of the following blank check companies:

         Guideline Capital Corporation, a Delaware corporation ("Guideline"), which filed its Form 10-SB Registration Statement on or about November 13, 1998, which became effective in January 1999;

         The Czech Connection, Inc., a Nevada corporation ("Czech"), which filed its Form 10-SB Registration Statement on or about February 10, 1999, became a fully reporting company upon effectiveness of its Registration Statement in April 1999; and

         Manna Capital, Inc., a Nevada corporation ("Manna"), which filed its Form 10-SB Registration on or about April 1, 1999, and will become a fully reporting company upon effectiveness of its Registration Statement.

     Mr. Gianesin is not an officer, director, or controlling shareholder of Guideline, Czech or Manna. Mr. Gianesin does provide the use of his conference room at his offices at 6 Venture, Suite 207, Irvine, California, for meetings for the officers and directors of Guideline, Czech and Manna at no charge. Mr. Gianesin also provides corporate and securities advice at no charge to Guideline, Czech and Manna and devotes approximately 10 hours per month to these blank check companies.

However, other than providing such advice, Mr. Gianesin is not involved in the day-to-day operations of Guideline, Czech or Manna.

     No officer or director of the Company is an officer or director of Guideline, Czech or Manna. However, Cleora Louey, Secretary, Treasurer and Director of the Company is a minority shareholder of Guideline, and an officer and director of Manna Capital, Inc. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     The following table sets forth the shareholders of the Company (i) who presently hold at least 5% of the outstanding shares of other "blank check" companies and the identity of such companies, and (ii) such shareholders relationship with such other "blank check" companies:

   Shareholder         At Least 5% Shareholder of         Other Relationship
-----------------     -----------------------------     ----------------------

Cleora Louey          Guideline Capital Corporation     Secretary and Director
                      and Manna Capital, Inc.           of Manna Capital, Inc.

George Unwin          Guideline Capital Corporation     Director of Guideline
                      and Manna Capital, Inc.           Capital Corporation and
                                                        President and Director
                                                        of Manna Capital, Inc.

Bryan A. Gianesin     Guideline Capital Corporation,    None
                      Manna Capital, Inc. and Czech
                      Connection, Inc.

Adam Stull            Guideline Capital Corporation,    President and Director
                      Manna Capital, Inc. and Czech     of Guideline Capital
                      Connection, Inc.                  Corporation and Director
                                                        of Manna Capital, Inc.

Mary Jackson          Guideline Capital Corporation,    None
                      Manna Capital, Inc. and Czech
                      Connection, Inc.

Bruce Carter          Czech Connection, Inc.            None

Katheryn Hefler       Manna Capital, Inc. and Czech     None
                      Connection, Inc.

Alberto Lugo          Manna Capital, Inc. and Czech     None
                      Connection, Inc.

     Mr. Gianesin, legal counsel and a shareholder of the Company, has in the past been legal counsel to Pascal Ventures, Inc., a Delaware blank check corporation ("Pascal"), which consummated a merger with Southern States Power Company, Inc., a Louisiana corporation, on or about July 13, 1998. Additionally, Mr. Gianesin was also legal counsel to E-Net Corporation, a Nevada blank check corporation ("E-Net"), which consummated a merger with E-Net Mortgage Corp., a Nevada corporation, and City Pacific International, Inc., a Nevada corporation, on or about

March 25, 1999. However, Mr. Gianesin was not an officer, director or shareholder of either Pascal or E-Net, and upon effectiveness of the mergers, was replaced as counsel by new management.

     If the Company identifies a business opportunity, the Company will, as required by Sections 92A.100 to 92A.190 of the Nevada Revised Statues or Federal Securities Laws, or its Bylaws, obtain the consent (or dissent) of the Company's shareholders respecting the particular business opportunity. In addition, the Company may, in its own discretion where no consent is required by Nevada law, obtain a vote of the Company's shareholders respecting the particular business opportunity. However, in some instances where no shareholder approval is required, the officers and directors acting in their fiduciary capacity on behalf of the shareholders, may make such decisions without submitting the issue to the shareholders for their consideration. A decision in this regard, will be made by a majority vote of the Directors of the Company. In the event that shareholder approval is required or sought voluntarily by management of the Company, the Company will deliver to each shareholder complete disclosure documentation of the transaction, including audited financial statements, if available, prior to the consummation of any merger or acquisition.

FORWARD LOOKING STATEMENTS

     The Company cautions readers regarding certain forward looking statements in the following discussion and elsewhere in this registration statement or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. Therefore, any forward looking statements made in this registration statement are current only as of the date of this registration statement.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination. Further, the Company's auditor has issued a "going concern qualification." This qualification means that if the Company is unable to meet its business plan in a timely fashion or is unable to obtain the necessary management loans or other nominal financing necessary to continue the search for business opportunities, the Company may not be able to continue its business plans.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction- No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.

Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted an unwritten policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The success of the Company depends upon it being able to engage in a business combination with another company. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and Management. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement  of  Audited  Financial   Statements  May  Disqualify  Business
Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

     Reliance on Management to Seek Business Combination. The Company will rely on its management to analyze new business opportunities. However, no officer or director is a professional business analyst.

     Failure to File Federal Income Tax Returns. The Company has not filed Federal Income Tax Return for the years 1982 through 1997 and, due to the late filing of these tax returns, a minimum penalty of $1,600.00 has been accrued. Should the Company fail to file in the years 1998 and subsequent years, the penalty may be increased by $250 per calendar year for each unfiled return after 1997. The Company is in the process of obtaining the information for filing all such returns. However, even if the Company files the delinquent returns prior to the consummation of a merger or share exchange, it will have insufficient funds to pay any penalties assessed thereon. Because the Company has no capital with which to pay this obligation, the anticipated penalty will need to be paid by the prospective merger/acquisition candidate as a successor to the Company, and such assumption of this obligation will be a part of the negotiations with the prospective merger/acquisition candidate. The Company failed to file such returns because former management incorrectly believed that such returns were unnecessary due to the fact that the Company had no income.

ITEM 2.  PLAN OF OPERATION

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 Directors, Executive Officers, Promoters and Control Persons Resumes."

     The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, according to an oral agreement among the officers, directors and shareholders of the Company, the entity which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

     The Bylaws of the Company provide that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 - Indemnification of Directors and Officers."

     The Company will only be able to satisfy its present and future nominal cash requirements prior to a business combination, including payment of legal and accounting costs associated with filing requisite reports under the Securities and Exchange Act, if present management of the Company pays such expenses with their personal funds, as interest free loans to the Company. The Company may borrow funds from unrelated third parties to make payments to Company management, affiliates, associates or promoters, although it is unlikely that such proceeds would be available to a Company with nominal assets. Bryan A. Gianesin, legal counsel to the Company and a shareholder, has provided corporate and securities advice to the Company at no charge to the Company. As of the date of this Registration Statement, such services have an approximate monetary value of $2,000.00; however, the Company is not obligated to pay for these services nor is it anticipated that Mr. Gianesin will be compensated by the Company in either cash or stock for such services or any future services rendered by him on behalf of the Company.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S - "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, management will review such consultant or advisor's credentials as well as his or her experience and reputation in providing advice to management in implementing its business plan, which services will be limited to analysis of a prospective merger or acquisition candidate to assist management in evaluating a particular candidate and any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company may pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

     The Company is subject to the assessment of penalties in the minimum amount of $1,600 for failure to file federal income tax returns since its inception (see Note 2 to Financial Statements). Because the Company has no capital with which to pay this obligation, the anticipated penalty will need to be paid by the prospective merger/acquisition candidate as a successor to the Company, and such assumption of this obligation will be a part of the negotiations with the prospective merger/acquisition candidate.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded, on a pro rata basis to common stock held by the shareholders, to all other shareholders of the Company on the same terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

YEAR 2000 DISCLOSURE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on the Company after the Company successfully consummates a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is so consummated.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 6 Venture, Suite 207, Irvine, California 92618. This space is provided to the Company on a rent free basis by Bryan A. Gianesin, a shareholder of and legal counsel to the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

     Mr. Gianesin has offered the use of his conference room at his offices at 6 Venture, Suite 207, Irvine, California, for meetings for the officers and directors of the Company at no charge and as a convenient repository for the books and records of the Company. Further, as legal counsel, Mr. Gianesin will advise the Company on material issues pertinent to its business opportunities. However, the Company is not obligated to pay for these services nor is it anticipated that Mr. Gianesin will be compensated by the Company in either cash or stock for such services or any future services or advice rendered by him on behalf of the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    NAME AND          AMOUNT AND
                   ADDRESS OF          NATURE OF
                   BENEFICIAL         BENEFICIAL       PERCENT OF
TITLE OF CLASS       OWNER              OWNER             CLASS
-----------------------------------------------------------------

Common         Brad A. Hibbard(1)       125,000            25%
               441 Old Coast Hwy.#15
               Santa Barbara, CA 93103


Common         Cleora Louey(1)          100,000            20%
               27068 La Paz Road,#218
               Aliso Viejo,CA 92656

Common         Douglas P. Morrison(1)   100,000            20%
               8895 Town Center Dr.#105
               San Diego, CA 92122

Common         George Unwin              25,000             5%
               23721 Arjay
               Laguna Niguel, CA  92618

Common         Bryan A. Gianesin         25,000             5%
               6 Venture, Suite 207
               Irvine, CA  92618

Common         Adam Stull                25,000             5%
               1800 Avenue of the Stars
               Suite 1000
               Los Angeles, CA  90067

Common         Mary Jackson              25,000             5%
               23422 Dune Mear Road
               Lake Forest, CA  92630

                    NAME AND             AMOUNT AND
                   ADDRESS OF             NATURE OF
                   BENEFICIAL            BENEFICIAL    PERCENT OF
TITLE OF CLASS       OWNER                 OWNER         CLASS
-----------------------------------------------------------------

Common         Bruce Carter              25,000             5%
               80910 Stoneridge Dr.
               Colorado Springs, CO  80919

Common         Katherine Hefler          25,000             5%
               19 Michelangelo
               Aliso Viejo, CA  92656

Common         Alberto Lugo              25,000             5%
               237 Alicia Pkwy.
               Laguna Hills, CA  92656

Common         All Officers and
               Directors as a
               Group (3 persons)        325,000            65%

-------------------------

(1)  Officer and/or director

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

     The directors and officers of the Company are as follows:



     Name                     Age        Position
     ----                     ---        --------

     Brad A. Hibbard          29         President, Director

     Cleora Louey             49         Secretary, Treasurer,
                                         Director

     Douglas P. Morrison      31         Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

     The Company does not presently intend to issue any additional stock to management or promoters or their affiliates or associates in exchange for their services or for any other consideration. However, if a business opportunity is found which meet the criteria for the Company, incentive stock options may be considered for management only by the Board of Directors, but only under a strict set of criteria based upon the performance of the Company.

     There are no agreements or understandings for any officer or director to resign at the request of any other person and none of the officers or directors are acting on behalf or will act at the direction of any other person.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Only the participation of the named officers and directors will be material to the operations of the Company and no promoters exist who will act on behalf of the Company. There exist no agreements or understandings for any officer or director to resign at the request of another person and none of the officers or directors will act on the behalf of, or at the direction of, any other person.

     The following persons are promoters of the Company as defined in Regulation C, Rule 405: Brad A. Hibbard, Cleora Louey and Douglas P. Morrison. It is the current intent of Messrs. Hibbard and Morrison not to promote any other blank check companies during their tenure as officers and/or directors of the Company. Ms. Louey is the Secretary and Director of Manna Capital, Inc., another blank check company, which filed a Form 10-SB Registration Statement with the Commission on April 1, 1999. Although Ms. Louey is not expected to unilaterally promote or seek potential business opportunities on behalf of either the Company or Manna Capital, Inc., in the event that such a situation arises which poses an individual conflict of interest for Ms. Louey, she will disclose the existence of the conflict to management of both the Company and Manna Capital, Inc., will disclose the opportunity to both entities, and, if the target entity does not have a preference as to which blank check company it wishes to pursue a business combination with, the opportunity will first belong to the Company as it was the earlier filer of a registration statement with the Securities and Exchange Commission. See "Item 2 - Plan of Operation." Neither Bryan Gianesin, alone, nor together with any other 5% shareholder of the Company, took any part in the promotion of the enterprise.


RESUMES

     Brad A. Hibbard, President and a director. Mr. Hibbard has held his positions with the Company since January 6, 1999. From May 1998 through the present, Mr. Hibbard has been a territory manager for Boston Scientific Corporation, Lake Forest, California. Mr. Hibbard is a procedural consultant in the use of less invasive gastrointestinal laboratory devices. He has experience in evaluating laboratory devices, negotiating contracts and marketing scientific products. Prior to that, from October 1995 to May 1998, Mr. Hibbard was a sales representative for TAP Pharmaceuticals, Santa Barbara, California, where his employment experience included generating sales leads, negotiating contracts and customer service. From January 1994 to October 1995, Mr. Hibbard was self-employed as a marketing and sales consultant for small medical businesses. Mr. Hibbard received a Bachelor of Arts Degree from the University of Texas At Austin in 1993. Mr. Hibbard will devote approximately 20 hours per month to the business of the Company.

     Cleora Louey, Secretary, Treasurer and Director. Ms. Louey held the positions of President, Secretary and as a Director of the Company since its inception until January 6, 1999. On January 6, 1999, Ms. Louey was re-elected as Secretary and as a Director of the Company by a vote of a majority of the board and the holdings of a majority of the issued and outstanding shareholders, but did not stand for re-election as President of the Company. Since December 1998, Ms. Louey has been employed as a fitness consultant for Leo Fessenden Adult Day Care Center, San

Clemente, California. Prior to that, and from February 1983 to December 1998, Ms. Louey was a self-employed certified personal trainer in Lancaster, California. Ms. Louey has various certifications in health and fitness. Ms.
Louey will devote approximately 10 hours per month to the business of the Company.

     Douglas P. Morrison, Director. Mr. Morrison has held his position with the Company since January 1999. Since November 1997, Mr. Morrison has acted as President of Wired Financial Corporation, San Diego, California where he is responsible for managing the overall business operations for consumer, commercial and medical accounts receivable. His experience includes identifying and evaluating business opportunities in the medical field, financial operations management and staff hiring and review. Prior to that, from January 1995 to November 1997, he was Vice President of Marketing for West Capital Financial Services, Inc., San Diego, California where he was responsible for purchasing consumer receivable accounts. Mr. Morrison received a Bachelor of Science Degree in Business Administration from the University of California at Berkeley, California in 1991. Mr. Morrison will devote approximately 10 hours per month to the business of the Company.

PRIOR "BLANK CHECK" EXPERIENCE

     No officer or director of the Company has previously been an officer or director of any "blank check" public reporting company, and no officer or director has previously promoted any other blank check company. However, Ms. Louey is presently an officer and director of another blank check company, Manna Capital, Inc. (See "Item 5 - Directors, Executive Officers, Promoters and Control Persons" herein above and "Conflicts of Interest" below.)

CONFLICTS OF INTEREST

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

ITEM 6.  EXECUTIVE COMPENSATION.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company and the Company does not intend to issue any securities to its officers and/or directors in consideration for their services.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. None of the Company's officers or directors has used particular consultants, advisors or finders on a regular basis.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of 15,000,000 shares, all of which are Common Shares, par value $0.001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares authorized, issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Mr. Gianesin is also a shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has established criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The NASD is presently considering increasing these standards, but as of the date of this Registration Statement, no definitive action has been taken in this regard.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In September 1982, the Company issued 500 of its Common Shares for an aggregate of $500 in cash ($1.00 per share). On January 6, 1999, the Company authorized a forward split of 1,000 to 1 of its issued and outstanding common stock and increased its authorized common stock to 15,000,000 shares and authorized a par value of ($.001). Presently there are 500,000 shares of the Company's common stock outstanding with 15,000,000 common shares authorized. All of the issued and outstanding shares of the Company's Common Stock were issued pursuant to exemption from the registration requirements included under Section 4(2) of the Securities Act of 1933, as amended. The holders of the Common Stock were either "accredited investors" (as that term is defined in the 1933 Act) or were provided all information necessary in order to allow each investor to exercise their respective business judgment as to the merits of the investment.

     As of the date of this Registration Statement, 500,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.


ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     In September 1982 the Company issued 500 shares of its common stock to 10 persons at a price of $1.00 per share, in reliance on all of the available exemption under Section 4(2) of the Securities Act of 1933. The securities issued were not part of a public offering and no solicitation of the shareholders took place by any person other than management, who had a pre-existing relationship with such shareholders. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this Registration Statement, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Mr. Gianesin is also a shareholder of the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

     In accordance with the laws of the State of Nevada, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                          PART F/S

FINANCIAL STATEMENTS.

     The following financial statements are attached to this Registration Statement and filed as a part thereof. See page 33.

     1)  Table of Contents - Financial Statements
     2)  Independent Auditors' Report
     3)  Balance Sheets
     4)  Statement of Revenues and Expenses
     5)  Statement of Cash Flows
     6)  Statement of Changes in Stockholders' Equity
     7)  Notes to Financial Statements

                         N.T. PROPERTIES, INC.
                    (a Development Stage Company)

                       (A Nevada corporation)

















                          FINANCIAL STATEMENTS
                                  AND
                      INDEPENDENT AUDITOR'S REPORT

                 For the Years Ended December 31, 1998
                          and December 31, 1997
             and for the Period September 21, 1982 (inception)
                        through December 31, 1998

                                  INDEX




                                                                 PAGE


Independent Auditor's Report                                        1

Balance Sheets                                                      2

Statements of Revenues and Expenses                                 3

Statements of Cash Flows                                            4

Statements of Changes in Stockholders' Equity/(Deficit)             5

Notes to Financial Statements                                       6

                                GARY A. CASE
                         CERTIFIED PUBLIC ACCOUNTANT
                            Brea Corporate Plaza
                      3230 E. Imperial Highway, Ste. 200
                         Brea, California 92821-6734
                           Telephone: (714)986-1850
                           Facsimile: (714)986-1855


INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS
OF N.T. PROPERTIES, INC.

We have audited the accompanying balance sheets of N.T.PROPERTIES, INC. (a Development Stage Company) as of December 31, 1998 and December 31, 1997, the related statements of Revenues and Expenses, Changes in Stockholders' Equity/(Deficit) and Cash Flows for the Years ended December 31, 1998, December 31, 1997, and the period September 21, 1982 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted audit standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage of operations and has not generated revenues from operations. Because the Company is in the development stage of operations, substantial doubt is raised about its ability to continue as a going concern. The Company's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.T. PROPERTIES, INC. as of December 31, 1998 and December 31, 1997 and the results of its operations and its cash flows for the Years ended December 31, 1998 and December 31, 1997, and the period September 21, 1982 (inception) through December 31, 1998 in conformity with generally accepted accounting principals.

s/Gary A. Case
-------------------------------------
GARY A. CASE, CPA
Brea, California

January 15, 1999




                          N.T. PROPERTIES, INC.
                      (a Development Stage Company)

                         (A Nevada corporation)



                               BALANCE SHEETS

ASSETS:                                          December 31,  December 31,
                                                     1998          1997
                                                   --------      --------
   Current Assets                                  $      0      $      0

   Organization Costs                                   500           500
                                                   --------      --------
   Total Assets                                    $    500           500
                                                   ========      ========

LIABILITIES

   Current Liabilities
     Accounts Payable                              $  1,600      $  1,500
                                                   --------      --------
    Total Current Liabilities                         1,600         1,500
                                                   --------      --------
    Total Liabilities                                 1,600         1,500

STOCKHOLDERS' EQUITY
    Common Stock - Par Value $.001 per shares;
      15,000,000 Shares Authorized
      500,000 Shares Issued and Outstanding             500           500
    Additional Paid-In Capital                            0             0
    Retained Deficit, accumulated in the
      development stage                            (  1,600)      ( 1,500)
    Total Stockholders' Equity                     (  1,100)      ( 1,000)

    Total Liabilities and Stockholders' Equity     $    500      $    500
                                                   ========      ========









             See accompanying notes and accountant's report.




                          N.T. PROPERTIES, INC.
                      (a Development Stage Company)

                        (A Nevada corporation)


                   STATEMENT OF REVENUES AND EXPENSES




                                                        Period
                                                       9/21/82
                                                      (Inception)
                       Year Ended    Year Ended           to
                        12/31/98      12/31/97         12/31/98
                         -------       -------         --------
REVENUE:

  Total Revenue          $     0       $     0         $      0
                         -------       -------         --------
EXPENSES:

  Taxes and Licenses         100           100            1,600
                         -------       -------         --------
  Total Expenses             100           100            1,600
                         -------       -------         --------

Net Income/(Loss)        $ ( 100)      $ ( 100)        $ (1,600)
                         =======       =======         ========

Net loss per share       $   .20       $   .20         $   3.20
                         =======       =======         ========
















             See accompanying notes and accountant's report.





                              N.T. PROPERTIES, INC.
                          (a Development Stage Company)
                               (A Nevada corporation)

                               STATEMENT OF CASH FLOWS

                                                                         Period
                                                                         9/21/82
                                                                     (Inception)
                                        Year Ended    Year Ended           to
                                         12/31/98      12/31/97         12/31/98
                                          -------       -------          -------
CASH FLOWS FROM OPERATING ACTIVITIES

  Cash Received from Operating Activities $     0       $     0          $     0
  Cash Paid for Operating Activities            0             0                0
                                          -------       -------          -------
Net Cash Used By Operating Activities           0             0                0

CASH FLOWS FROM INVESTING ACTIVITIES

Net Cash Used in Investing Activities           0             0             (500)
                                          -------       -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash From Financing Activities              0             0              500
                                          -------       -------          -------
Net Decrease in Cash and Cash Equivalents       0             0                0

Cash and Cash Equivalents at
  Beginning of Period                           0             0                0
                                          -------       -------          -------
Cash and Cash Equivalents
  at End of Period                        $     0       $     0          $     0
                                          =======       =======          =======


Reconciliation of Net Profit to Net Cash
Provided by Operating Activities:

   Net Income/(Loss)                      $ ( 100)      $ ( 100)         $(1,600)
   Adjustments to Reconcile Net Income
   to Net Provided by Operating
   Activities:
      Increase in Accounts Payable            100           100            1,600
                                          -------       -------          -------
          Total Adjustments                   100           100            1,600
                                          -------       -------          -------
NET CASH PROVIDED BY
  OPERATING ACTIVITIES                    $     0       $     0          $     0
                                          =======       =======          =======

                      See accompanying notes and accountant's report.

                                            4



                                  N.T. PROPERTIES, INC.
                            (a Development Stage Company)

                                (A Nevada corporation)


                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)


                              Number of            Additional   Retained
                               Common     Common     Paid-In    Earnings
                               Shares      Stock     Capital    (Deficit)   Total
                              -------    --------   --------    --------   -------
Balance as at
  September 21, 1982                0           0          0           0         0

Issuance of Common Stock          500    $    500                          $   500
Net Income (Loss)
from September 21, 1982
(inception) to December
31, 1996                                                          (1,400)   (1,400)
                              -------    --------   --------    --------   -------
Balance at December 31, 1996      500         500          0      (1,400)     (900)

Net Income (Loss)
from December 31, 1997                                              (100)     (100)
                              -------    --------   --------    --------   -------
Balance as at
  December 31, 1997               500         500          0      (1,500)   (1,000)

Net Income (Loss)
December 31, 1998                                                   (100)     (100)
                              -------    --------   --------    --------   -------
Balance at December 31, 1998      500         500          0      (1,600)   (1,100)
                              =======    ========   ========    ========   =======















                       See accompanying notes and accountant's report.


                                            5

                        N.T. PROPERTIES, INC.
                    (a Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
              as of December 31, 1998 and December 31, 1997



NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

N.T. Properties, Inc., a Nevada Corporation, was incorporated on September 21, 1982. The Company intends to engage in one or more mergers with or acquisitions of target entities which may be private companies, partnerships, or sole proprietorship.

The Company is in the development stage, not yet commencing its planned principal operations. The company has not yet generated revenue. The Company currently intends to begin negotiations to merge or acquire certain target entities with profitable operations or substantial capital.

Net loss per common share is based on the weighted average of common shares outstanding during the period. As of December 31, 1998 and December 31, 1997, there were 500 outstanding shares of common stock.


NOTE 2: INCOME TAXES

The Company has not filed required federal income tax returns from inception through 1997. Due to the late filing of these tax returns a minimum penalty of $1,600.00 has been accrued and included in accounts payable on the balance sheet.


NOTE 3: CAPITALIZATION

N.T. Properties, Inc. initially authorized 2,500 shares of common stock at a par value $1.00 per share.

On September 21, 1982, N.T. Properties, Inc. issued 500 shares of stock at $1.00 per share for $500.


NOTE 4: RELATED PARTY EVENTS

The Company maintains its principal offices in space provided by a shareholder of the company on a rent free basis. The office is located 6 Venture, Suite 207, Irvine, California.


NOTE 5: YEAR END DATE

The Company's year end is December 31.


NOTE 6: SUBSEQUENT EVENTS

The Company, on January 6, 1999, authorized a 1,000 to 1 forward stock split. The Company also increased the total number of authorized common stock to 15,000,000 shares.

                            PART III

ITEM 1.  EXHIBIT INDEX

No.                                                    Sequential
                                                        Page No.

     (3) Certificate of Incorporation and Bylaws

3.1       Articles of Incorporation and Amendments          *

3.2       Bylaws                                            *

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreements Executed
          by the Company's Shareholders                     *

     (27) Financial Data Schedule

27.1      Financial Data Schedule                          43

-----------------------------

*  Previously  filed  as  part  of  the  Registrant's   initial  filing  of  its
Registration Statement on Form 10-SB on or about February 1, 1999.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   N. T. PROPERTIES, INC.
                                   (Registrant)


Date:  June 21, 1999
                                   s/Brad Hibbard
                                   -------------------------------
                                   Brad Hibbard, President

                              N.T. PROPERTIES, INC.


                                  EXHIBIT 27.1


                             FINANCIAL DATA SCHEDULE